Mail Stop 6010
Via Facsimile and U.S. Mail

April 23, 2009

Mr. Nicholas W. Griffin
Chief Financial Officer
United Insurance Holdings Corp.
360 Central Avenue, Suite 900
St. Petersburg, FL 33701

> **Re: United Insurance Holdings Corp.**
> **Item 4.01 Form 8-K**
> **Filed: April 22, 2009**
> **File No. 000-52833**

Dear Mr. Griffin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 22, 2009

1. Please amend your Form 8-K to cover the interim period from the date of your last audited financial statements through the date when you dismissed your independent registered public accounting firm. Refer to Item 304 (a) (1) (iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Please amend your filing and respond to our comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form-type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Frank Wyman, Staff Accountant at (202) 551-3660.

Sincerely,

Franklin Wyman
Staff Accountant